April 29, 2011

VIA EDGAR

Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549-3561

RE:	Aerosonic Corporation
Form 10-K for the year ended January 31, 2010
Definitive Proxy Statement on Schedule 14A
File No. 001-11750

Dear Mr. Humphrey:

This letter responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), received by letter dated April 18, 2011 related to the filings of Aerosonic Corporation (the “Company”) noted above.  For the Staff's convenience, we have repeated below in italics each of the Staff’s comments and have set forth our response, as well as any additional disclosures that we propose to make in our future filings, immediately below the applicable comment.

Form 10-K for the year ended January 31, 2010

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 29

1.  We note your response to our previous comment 9 and your proposed disclosure for future filings.  However, as previously noted, the disclosure within your Form 10-K for the year ended January 31, 2010 does not expressly state management’s conclusion with regard to the effectiveness of your disclosure controls and procedures.  Instead, as you have stated in your response, your disclosure merely “indicates” your conclusion.  Therefore, as you have not clearly stated your conclusion that your disclosure controls and procedures are not effective, your disclosure is not in compliance with Item 307 of Regulation S-K.  Please amend this section of your filing to revise your disclosure accordingly.

April 29, 2011

Response:  In response to the Staff’s comments, we advise the Staff that the Company intends to file its annual report on Form 10-K for the year ended January 31, 2011 (the “2011 10-K”) on or before May 2, 2011.  In light of this imminent filing, which will include audited financial statements for fiscal years 2010 and 2011, the Company would propose clarifying our prior disclosure by clearly and prominently stating in the 2011 10-K management’s conclusion that our disclosure controls and procedures were not effective as of January 31, 2010.  The disclosure the Company intends to provide under Item 9A. of the 2011 10-K is set forth on Annex A attached hereto.

Additionally, we acknowledge that:

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and
o	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your comments.  We trust that these responses are sufficiently detailed for your purposes. However, if you have any further questions or comments, please feel free to contact me.

Very truly yours,

/s/ Kevin J. Purcell

Kevin J. Purcell
Executive Vice President and Chief Financial Officer

Cc:    Kristin Shifflett, Division of Corporation Finance

ANNEX A

ITEM 9A.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures, as defined in Rules 13a-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures as of January 31, 2010

For the fiscal year ended January 31, 2009, the Company’s Chief Executive Officer and Acting Chief Financial Officer determined that a material weakness existed surrounding the adequate accounting for inventory. This material weakness was attributable to the loss of records and other financial data as a result of the August 8, 2008 fire that destroyed one of the buildings comprising our Clearwater, Florida facility and required re-creation of standard costing measurements for raw materials, work in process and finished goods inventory. We decided on a course of action to address specific areas for improvement in our standard cost accounting system, thereby addressing the contributors to the material weakness surrounding the adequate accounting for inventory. As of January 31, 2010, a number of improvements to the standard cost accounting system had been implemented and a number of mitigating controls had been established. However, as of the year ended January 31, 2010, the Company’s Chief Executive Officer and Chief Financial Officer concluded that (i) a material weakness continued to exist surrounding the adequate accounting for inventory despite significant control improvements that were implemented in fiscal year 2010 and (ii) due to this material weakness, our disclosure controls and procedures were not effective, as of January 31, 2010, at a reasonable level of assurance, to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to our management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Clarification of Management’s Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures as of January 31, 2010

Although our annual report on Form 10-K for the year ended January 31, 2010 (the “2010 10-K”) indicated management’s implicit conclusion that our disclosure controls and procedures were not effective as of January 31, 2010, the Company failed to expressly state in the 2010 10-K that the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2010, our disclosure controls and procedures were not effective.  However, by way of clarification, the Company has included this express conclusion above under the heading “Evaluation of Disclosure Controls and Procedures as of January 31, 2010.”

Evaluation of Disclosure Controls and Procedures as of January 31, 2011

During fiscal year 2011, the Company addressed the remaining issues in our standard cost system that contributed to the material weakness existing as of January 31, 2010 by significantly improving our internal controls relating to the adequate accounting for inventory, as described in more detail below under the heading “Management’s Annual Report on Internal Control over Financial Reporting.”

As of the end of the period covered by this report, the Company carried out, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on that evaluation, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective to ensure that all material information required to be included in our reports filed or submitted under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and (2) accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and implemented by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the company’s assets that could have a material effect on the financial statements.

A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Financial management has documented and evaluated the effectiveness of the internal control of the Company as of January 31, 2011 pertaining to financial reporting in accordance with the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on management’s assessment under the framework of the criteria in Internal Control-Integrated Framework issued by COSO, management concluded that our internal control over financial reporting was effective as of January 31, 2011.

Management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the Company’s internal control over financial reporting to determine whether any changes occurred during the year ended January 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there have been changes during the period covered by this report relating to the remediation of the material weakness concerning the adequate accounting for inventory.

The internal controls relating to the adequate accounting for inventory were significantly improved, including:

•	The functionality and controls of the cost system are now understood and consistently applied,
•	As additions to inventory occur, transactions are reviewed for proper coding and cost accounting,
•	Standard costs are properly coded and costed to reflect production methods (i.e. manufactured processes versus purchased or subcontracted inventory),
•	As inventory codes and standard costs are updated or initially established, we now have controls to ensure inventory valuations are calculated properly,
•	Costs are updated in a test environment for thorough analysis prior to recording into inventory,
•
We have enhanced our methods for identifying appropriate inventory provisions for obsolescence and slow moving inventory by analyzing inventory with more specificity and more routinely than in the past,

•	We have improved our controls over physical inventory and we have established an effective cycle count program, and
•	We have also implemented a number of mitigating controls, including various analyses and reporting tools, to provide additional assurance that any material error will not be undetected.

As a result of these improvements, we believe that we now have proper review, application and control of the standard cost system and accounting for inventory.